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                             July 2, 2020

       Christopher Stone
       Vice President and General Counsel
       PDL BioPharma, Inc.
       932 Southwood Boulevard
       Incline Village, Nevada 89451

                                                        Re: PDL BioPharma, Inc.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed June 30, 2020
                                                            File No. 000-19756

       Dear Mr. Stone:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A

       Background of the Proposed Dissolution and Plan of Dissolution, page 30

   1. We note your response to prior comment 1. Please revise the Background section to indicate whether you
have received any offers for the entire company to date, or advise.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Christopher Stone
PDL BioPharma, Inc.
July 2, 2020
Page 2



       Please contact Chris Edwards at (202) 551-6761 or Joe McCann at (202) 551-6262 with any questions.



                                                        Sincerely,
FirstName LastNameChristopher Stone
                                                        Division of Corporation
Finance
Comapany NamePDL BioPharma, Inc.
                                                        Office of Life Sciences
July 2, 2020 Page 2
cc:       Jacob D. Steele
FirstName LastName